Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement on Form F-3 and related prospectus of B.O.S. Better Online Solutions Ltd. (“BOS”) for the issuance and sale of ordinary shares of the Company, nominal value NIS 4.00 per share that are issuable upon exercise of transferable share purchase rights that are being distributed by the Company to its shareholders, and to the incorporation by reference therein of our report dated March 27, 2006, with respect to the consolidated financial statements of BOS included in its Annual Report on Form 20-F/A, for the year ended December 31, 2005, filed with the Securities and Exchange Commission.

December 11, 2006
Tel-Aviv, Israel

/s/ Kost Forer Gabbay & Kasierer
Kost Forer Gabbay & Kasierer
A Member of Ernst & Young Global